

November 17, 2022

Khurram P. Sheikh
Chief Executive Officer
KINS Technology Group, Inc.
Four Palo Alto Square, Suite 200
3000 El Camino Real
Palo Alto, CA 94306

>   **Re: KINS Technology Group, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 8, 2022**
>   **File No. 001-39642**

Dear Khurram P. Sheikh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the

consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

2. Given that the vast majority of Class A stockholders have already redeemed their shares, please disclose prominently, if true, that as a result of such redemptions and the existence of the Support Agreements, Class B stockholders have a sufficient percentage of votes to approve both the business combination and the request for an extension of the life of the SPAC pertaining to the proposals within this proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael J. Mies, Esq.